FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For April 30, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                           No  X
              ---                                          ---

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited March 15, 2002 Quarterly Cash Report, Analysis of Financial Condition and Results of Operations and Particulars of AerCo's portfolio.








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


                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 30, 2002


                                            AERCO LIMITED


                                            By: /s/ Adrian Robinson
                                               --------------------------------
                                               Name:  Adrian Robinson
                                               Title: Attorney-in-Fact





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


                                                                         Item 1




                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                      December 17, 2001 to March 15, 2002

I    Background and General Information

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.

At the time of issue of the 2000 notes, AerCo undertook to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the US Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,376.9 million at March 15, 2002. The adjusted appraised value of AerCo's portfolio at March 15, 2002 is $1,298.2 million.

At March 15, 2002, AerCo owned (directly and indirectly) 61 aircraft, all of which are on operating leases, having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999, one B757 aircraft and one B747


                                    Page 1
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aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Further aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of March 15, 2002, all of the 61 aircraft were on lease to 34 lessees in 20 countries as shown on pages 15 and 16 attached. In May 2002, the lease in respect of one B767-300ER aircraft will expire. The leasing market for B767 aircraft is currently experiencing a reduction in demand. The Servicer is in discussion with certain airlines with a view to placing this aircraft on a new lease. However, in the interim, this aircraft may be off lease and non revenue earning for several months.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 12 "AerCo Cashflow Performance for the Period from December 17, 2001 to March 15, 2002 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated January 15, February 15 and March 15, 2002. The financial data in these reports includes cash receipts from December 12, 2001 (first day of the Collection Period for the January 2002 Report) up to March 11, 2002 (last day of the Collection Period for the December 2001 Report). Page 14 presents the cashflow information from July 17, 2000 to the March 2002 Payment Date. This report however limits its commentary to the Three Month Period.

II Comparison of Actual Cash Flows versus the Adjusted Base Case for the Three Month Period

The terrorist attacks of September 11, 2001 and the associated military action by the United States and its allies in Afghanistan has had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. During the Three Month Period, AerCo has received a number of requests from its lessees seeking amongst other things, rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines, which is expected to have a negative impact on AerCo's future cash performance. In addition, during the Three Month Period, AerCo concluded lease restructurings with certain of its lessees as a result of requests received during the Three Month Period and during previous months since September 11. These restructurings will have a negative impact on AerCo's future cash performance. There is no certainty that AerCo`s results for the current Three Month Period are indicative of its future cashflow performance and/or that the aviation industry will recover in the near term or at all from the effects of the terrorist attacks of September 11, 2001.

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case ("Adjusted Base Case"). These assumptions were developed prior to the events of September 11, 2001 and the subsequent effects that these events have had on the global economies of the world and in particular, the aviation industry, including aircraft leasing. Future performance can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults.


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For the purpose of this report, "Net Cash Collections" is defined as Total Cash
Collections less Total Cash Expenses, Movements in the Expense Account,
Interest Payments and Swap Payments. A discussion of the Total Cash
Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 12.

Cash Collections

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $39.0 million in Total Cash Collections, $4.8 million less than the Adjusted Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 12).

[2]  Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $2.1 million in loss of revenue was attributed to Renegotiated Leases, most of which related to leases which were renegotiated post September 11, 2001.

[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. AerCo currently has 48 fixed rate leases and 13 floating rate leases. The revenue loss attributable to Rental Resets during the Three Month Period was $4.1 million.

[4]  Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, no revenue was lost due to Aircraft Sales.

[5]  Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $39.2 million compared to $39.4 million for the previous three month period.

[6]  Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $4.1 million versus $2.7 million at the end of the Three Month Period, giving a positive movement of $1.4 million.


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[6]  Movement in Current Arrears Balance - continued

Analysis of Current Arrears Balances

                                                         % of          Current        Current       Movement in
                                                       Appraised       Arrears        Arrears         Current
       Country                     Aircraft Type         Value*        15/3/01        17/12/01        Arrears
       -------                     -------------       ---------       -------        --------      -----------
                                                                                         $M             $M
1      Italy**.............        B737-400               3.5            1.1             0.5           (0.6)
2      Italy**.............        A320-200               1.8            0.2             0.7            0.5
3      Spain...............        Various                3.4            1.1             1.7            0.6
4      Brazil..............        B737-500               1.4            0.0             0.2            0.2
5      Brazil**............        B737-300               1.4            0.6             0.5           (0.1)
6      Other+..............        Various                5.0           (0.3)            0.5            0.8
       Total...............                                              2.7             4.1            1.4

*    Appraised Value as of February 19, 2002
** Restructuring Agreements have been signed with these lessees. See Section III Other Financial Data
+ This comprises a number of lessees none of which had significant outstanding balances.

As at March 15, 2002, an amount of $2.7 million was owed to AerCo Group, against which security deposits of $6.9 million were held.

As at December 17, 2001, an amount of $4.1 million was owed to AerCo Group, against which security deposits of $8.7 million were held.

[7]  Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $1.7 million compared to $2.5 million outflow assumed in the Adjusted Base Case. This variance of $0.8 million is due to the six factors described in items [8] to [13] below.

[8] & [9] Bad Debts and Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs in the Three Month Period.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.3 million from one lessee in accordance with a payment schedule agreed with that lessee. Following the execution of restructuring agreements with three other lessees, $2.1 million was transferred from Current Arrears Balance to Deferred Arrears Balance. The first repayment on these deferrals was paid in April 2002. The total rescheduled receivable amounted to $3.9 million at the end of the Three Month Period in respect of five lessees. See Section III Other Financial Data for further information on the restructuring agreements.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. For part of the Three Month Period, two MD-82 aircraft representing 2.5% of the aircraft by appraised value as at 19 February 2002 were off lease. The aircraft were delivered in January and February 2002 for a 60 month lease term to an American operator.


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[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, there were no repossession costs.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $38.9 million, $4.0 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.4 million, $0.5 million less than assumed in the Adjusted Base Case.

[17] Aircraft Sales

There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $3.6 million and maintenance expenditure amounted to $3.9 million, generating negative net maintenance revenue of $0.3 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.

Cash Expenses

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $2.3 million compared with an assumed amount of $3.1 million. A number of offsetting factors discussed below have given rise to this positive variance of $0.8 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $0.4 million, compared with $0.9 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.


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[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $0.7 million, which is $0.2 million less than the $0.9 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

                                                               $m
                                                               --
             Retainer Fee..................................... 0.3
             Rent Collected Fee............................... 0.4
                                                               ---
             Total Aircraft Servicer Fees  ................... 0.7
                                                               ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $1.2 million, $0.1 million less than the assumed fees of $1.3 million in the Adjusted Base Case.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $9.3 million. This is $13.6 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $22.9 million. No interest was paid to the Class E noteholder which was in line with the Adjusted Base Case for the period. The lower interest payments reflect lower actual interest rates and lower actual bond balances than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $10.7 million, $11.0 million greater than the assumed swap receipt of $0.3 million. This also reflects the lower than assumed interest rate environment.

[32] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $17.0 million, $1.1 million less than assumed in the Adjusted Base Case. At March 15, 2002, total outstanding principal balances of $1,250.7 million are $12.1 million less than that assumed in the Adjusted Base Case of $1,252.8 million.

III  Other Financial Data

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties. Following the events of September 11, 2001, the economic difficulties faced by many of the lessees have been greatly exacerbated.

AerCo has responded and continues to respond to the needs of lessees in financial difficulty, where appropriate, by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

As of March 15, 2002, amounts outstanding for more than 30 days for rental payments due under the leases equalled $0.8 million. These leases were in respect of aircraft representing 8.9% of the portfolio by appraised value at February 19, 2002. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.


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The Servicer is actively monitoring the status, and likelihood, of completion of these undertakings. In the absence of completion of these undertakings, AerCo will have to consider all of its options in respect of its aircraft, which would include early return of the aircraft.

An Asian lessee of two B737-300 and one B737-400 aircraft representing 4.6% of the portfolio by appraised value at February 19, 2002, was adversely affected by the 1998 Asian economic crisis such that it sought bankruptcy protection in 1998. As part of the lessee's rehabilitation plan, the Servicer agreed with the lessee to a schedule covering the payment of arrearages over the period to October 31, 2002 and the extension of leases. At March 15, 2002, these arrearages amounted to $0.6 million. All amounts have been paid in accordance with the scheduled terms as of March 15, 2002.

One Asian lessee representing 1.4% of the portfolio by appraised value at February 19, 2002 extended the lease of one MD-83 aircraft by approximately 48 months in return for a reduction of the monthly rental to reflect current market conditions. The rental reduction corresponds to a 35% decrease from the monthly rental assumed in the Adjusted Base Case.

As of March 15, 2002, a Latin American lessee representing 2.6% of the portfolio by appraised value at February 19, 2002 owed $1.0 million in capitalised arrears. See "IV Recent Developments - Latin American Concentration" and "II Comparison of Actual Cashflows versus the Adjusted Base Case for the Three Month Period - [9] Deferred Arrears Balance". The Servicer agreed not to exercise its remedies in respect of events of default existing under the lease in order to permit the lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During the period to June 19, 2001, AerCo received approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the lessee. The lessee's other aircraft lessors and major creditors agreed similar forbearance arrangements. On June 19, 2001, the Servicer signed a restructuring agreement with the lessee which agreement was conditional on the fulfilment of certain conditions precedent which were met on July 11, 2001. The secured notes have been paid in full as at the date of this filing. Under the terms of the restructuring agreement, assuming satisfaction of all conditions precedent, payments of the unsecured notes are to be made over a seven-year period. In addition, the lessee has agreed to extend the lease term by 66 months. However, the monthly lease rental in respect of the aircraft has been reduced by approximately 19%. The continued effectiveness of the restructuring agreement is conditional on the completion of certain undertakings by the lessee's parent, which includes the assumption by the parent of certain significant obligations of the lessee. As of March 15, 2002, a European lessee representing 1.8% of the portfolio by appraised value at February 19, 2002 owed $0.2 million, all of which was outstanding for more than 30 days. The Servicer concluded a restructuring agreement with the lessee during the Three Month Period which included a deferral of current receivables of $0.9m and a deferral of 33% of the current rentals from April to May 2002, all of which will be repayable from June 2002 to March 2003.

As of March 15, 2002, a Latin American lessee representing 1.4% of the portfolio by appraised value at February 19, 2002 owed $0.6 million, none of which was outstanding for more than 30 days. The Servicer concluded a restructuring agreement with the lessee during the Three Month Period which included a back dated reduction in rentals for six months and a rental reduction for the full un-expired lease term including a six month lease extension.

One European lessee representing 4.7% of the portfolio by appraised value at February 19, 2002 has been granted a deferral of 33% of its current monthly rentals covering the period from November 2001 to March 2002. The deferred amounts are repayable with interest over the remaining terms of the respective lease agreements.

One European lessee representing 1.4% of the portfolio by appraised value at February 19, 2002 extended the lease of one B737-500 aircraft by approximately 48 months in return for a reduction of the monthly rental to reflect current market conditions. The rental reduction corresponds to a 25% decrease from the monthly rental assumed in the Adjusted Base Case.

Since March 15, 2002, the Servicer has concluded a restructuring agreement with a European lessee representing 3.5% of the portfolio by appraised value at February 19, 2002 which includes reduced rentals which will be calculated on a "power by the hour" basis subject to minimum monthly base rates. As of March 15, 2002, this lessee owed $1.1 million in rent, $0.6 million of which was in arrears for more than 30 days.

Since March 15, 2002, the Servicer has concluded a restructuring agreement with a UK lessee of a B757-200 aircraft representing 2.9% of the portfolio by appraised value at February 19, 2002. The agreement includes a 24 month


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extension of the lease, a reduction in monthly rentals reflecting current market rentals (approximately 36% lower than rental level assumed in the Adjusted Base Case) to lease expiry, and the return of $5.2 million in maintenance reserves and $1.3 million in security deposits held by AerCo on behalf of the lessee.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   Recent Developments

During the year to March 31, 2002, there has been a slowdown in the world economic climate with a consequential negative impact on the operating conditions in the world aviation industry. This economic slowdown has been exacerbated by the events of September 11 in the U.S. and the economic and political situation since those events.

On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The long term effects that these terrorist attacks and the subsequent military action in Afghanistan and possible future outcome in the Middle East may have for the aviation industry is not yet fully known.

The short term effects of these events have included among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, reduced operations by airlines, increased costs due to new security directives adopted by the relevant aviation authorities, increased insurance premiums and new insurance arrangements required by the insurance markets and fluctuations in the price of fuel. In particular, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with AerCo and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded.

Such consequences are having a material adverse impact on the financial condition of AerCo's lessees and their ability to perform under their leases and depending on their scope and duration, which AerCo cannot predict at this time, may continue to have such effect. The effect of any future military action by the US and its allies may also exacerbate these effects. They may also lead to reduced demand for AerCo's aircraft, which may impact its ability to re-lease aircraft on a timely basis and at favourable rates, and may reduce the value of its aircraft. These effects have caused a reduction in AerCo's cash flow which may adversely affect AerCo's ability to make payments on the notes. In addition, the downturn in the aviation industry together with the deterioration in conditions in the capital markets may impact the timing of refinancing of the notes, including the subclass A-3 notes. As a result of the significant downturn in the aviation market, there has been an average decline in the appraised value of our fleet in the year to February 19, 2002 of 7.8%, being $40 million greater than the decline in value assumed under the terms of the notes. Any decline in the appraised value of our portfolio beyond the decline in value implied by the principal payment provisions included in the notes may require AerCo to accelerate the scheduled principal payments on the Class A notes and may result in the suspension of the scheduled principal payments on the Class B and C notes. However, based on the terms of the Class A notes and assuming that AerCo's cash performance continues in the same manner it has to date since September 11, 2001 the decline in the appraised values in the year to February 19, 2002 will not give rise to a requirement to redirect certain cashflows to the Class A notes. It should be noted, however, that as a consequence of these adverse economic, political and trading conditions, we expect to perform behind the 2000 Base Case assumptions.

As outlined above, many of AerCo's lessees have made requests for amongst other things, rental reductions and deferrals, early return of aircraft and other cashflow alleviation measures. In particular, during this downturn in the aviation industry, there has been a sharp increase in the availability of aircraft for lease, leading to significant over capacity, increased downtime, a decline in lease rates and a fall in the realisable value of aircraft in open market sale transactions. The effect of these events is likely to result in impairment provisions with respect to the carrying value of certain of AerCo's aircraft.

On December 21, 2001, Fitch issued a press release affirming the ratings on AerCo's Class A, B and C notes of AA, A and BBB respectively, taking them off rating watch. The AerCo Class D-2 notes, rated BB, remain on rating watch negative.

On March 5, 2002 Moody's announced that it was downgrading the AerCo Class D-2 notes from Ba2 to Ba3. They are no longer on credit watch.

On March 25, 2002, Standard and Poors announced the completion of its extensive review of aircraft securitisations. On March 28, 2002, Standard and Poors took no action on the AerCo Class D-2 notes, but left them on credit watch with negative implications.

North American Concentration. At March 15, 2002, 14.9% of the aircraft by appraised value at February 19, 2002 were leased by operators in North America. The commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations. The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and future military action in the Middle East may have for the aviation industry in the U.S. is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for domestic and international passenger air travel by U.S. citizens, a general reduction in North Atlantic traffic and increased security costs for U.S. airlines in mitigating against possible further acts of terrorism, resulting in reduced profits and possible solvency or even bankruptcy issues for U.S. airlines.

Asia Pacific Concentration. At March 15, 2002, 22.1% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee, leased 5.1% of the aircraft by appraised value at February 19, 2002.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999.

The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee which leases 4.6% of the aircraft by appraised value at February 19, 2002, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of the lessee's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

Latin American Concentration. At March 15, 2002, 10.0% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 3.7% of the aircraft by appraised value at February 19, 2002, operates five of the aircraft in Brazil. In addition Varig and Nordeste lease one B737-300 and one B737-500 respectively, together representing 2.9% of the aircraft by appraised value at February 19, 2002. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that these lessees may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil, including the effects of the terrorist attacks in the United States on September 11, 2001, could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

AerCo leases one aircraft to a Colombian lessee, representing 2.6% of the portfolio by appraised value at February 19, 2002. The continued deterioration in the Colombian economy, including the effects of the terrorist attacks in the United States on September 11, 2001, may mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. The Colombian Air

Authority approved the operational integration of Avianca and ACES in December 2001. (See Section III - Other Financial Data above).

The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and future military action in the Middle East may have for the aviation industry in the Latin American region is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for passenger air travel especially to and from the U.S. due to fears regarding additional acts of terrorism and increased security costs for airlines in mitigating against possible further acts of terrorism, which may result in reduced profits and possible solvency issues for some airlines.

European Concentration. At March 15, 2002, 53.0% of the aircraft by appraised value at February 19, 2002 were leased by operators based in Europe. Of this amount, lessees of 44.8% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 8.2% of the aircraft were based in "emerging" European markets, principally Turkey. As of March 15, 2002, 22.5% of the aircraft by appraised value at February 19, 2002 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country particularly if combined with high fuel prices and / or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the US dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases. In addition, the long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and future military action in the Middle East may have for the European aviation industry is not yet fully known and albeit that European airlines do not appear to be as adversely impacted as airlines in the United States, the immediate effects have included, among other things, a drop in passenger confidence in air travel with a consequent decrease in demand for air travel, increased security costs for European airlines, grounding of aircraft, reduced profits and possible solvency or even bankruptcy issues for some airlines which may result in the consolidation of some European airlines, and may affect the prospects of AerCo's European lessees.

At March 15, 2002, 5.0% of the aircraft by appraised value at February 19, 2002 were on lease to Turkish lessees. The fall in value of the Euro, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals. The long-term effect which the recent terrorists attacks in the United States and resulting military action in neighbouring Afghanistan and future military action in the Middle East may have for the Turkish aviation industry is not yet fully known. However, the immediate effects have included, among other things, a drop in passenger confidence in air travel to and from Turkey and a consequent decrease in demand for air travel resulting in the grounding of aircraft which, together with the continued weakness of the Euro against the U.S. dollar, may lead to significant increases in operating costs for airlines based in Turkey. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

Compliance with Governmental and Technical Regulation. The US Federal Aviation Administration (the "FAA") has announced an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. At March 15, 2002, AerCo Group owned eight MD-80 series aircraft representing 9.6% of the portfolio by appraised value at February 19, 2002. AerCo will incur significant costs in ensuring its eight MD-80 series aircraft comply with these standards. The modification of one of the eight aircraft is expected to be completed by April 2003 at an estimated cost of approximately $0.45 million. The modification of the remaining seven aircraft is expected to be completed by April 2005 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA issued an AD in April 2002 mandating the modification of lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $300,000 per aircraft. At March 15, 2002, AerCo owned 31 Boeing 737 aircraft, representing 48.4% of the portfolio by appraised value at February 19, 2002. Based on the current cycles completed to date by these

Boeing 737 aircraft, AerCo Group's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is also expected to issue an AD in the near term mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $182,000. At March 15, 2002, AerCo owned 31 Boeing 737 aircraft, representing 48.4% of the portfolio by appraised value at February 19, 2002. Depending on the time period within which such modifications are required to be made, it is currently expected that all of these costs will be the responsibility of AerCo. AerCo is expected to incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

As a result of the terrorist attacks in the United States on September 11, 2001, new security regulations may be adopted by aviation authorities. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.

AERCO Cashflow Performance for the Period from December 17, 2001 to March 15, 2002
Comparison of Actual Cash flows versus Base Case Cash Flows

                                                        Adjusted                           Adjusted
                                              Actual    Base Case  Variance     Actual     Base Case    Variance
                                              ------    ---------  --------     ------     ---------    --------
            CASH COLLECTIONS

 1          Lease Rentals                     45.40       45.40      0.00       100.0%       100.0%       0.0%
 2           - Renegotiated Leases            (2.10)       0.00     (2.10)       (4.6%)        0.0%      (4.6%)
 3           - Rental Resets                  (4.10)       0.00     (4.10)       (9.0%)        0.0%      (9.0%)
 4           - Aircraft Sales                  0.00        0.00      0.00         0.0%         0.0%       0.0%
                                            ------------------------------    ---------------------------------

 5  1 - 5   Contracted Lease Rentals          39.20       45.40     (6.20)       86.3%       100.0%     (13.7%)
 6          Movement in Current Arrears        1.40        0.00      1.40         3.1%         0.0%       3.1%
            Balance
 7          less Net Stress Related Costs
 8           - Bad Debts                       0.00       (0.50)     0.50         0.0%        (1.1%)      1.1%
 9           - Security Deposits drawn down    0.00        0.00      0.00         0.0%         0.0%       0.0%
10           - Deferred Arrears               (1.30)       0.30     (1.60)       (2.9%)        0.7%      (3.5%)
11           - AOG                            (0.40)      (1.90)     1.50        (0.9%)       (4.2%)      3.3%
12           - Other Leasing Income            0.00        0.00      0.00         0.0%         0.0%       0.0%
13           - Repossession                    0.00       (0.40)     0.40         0.0%        (0.9%)      0.9%
                                            ------------------------------    ---------------------------------
14  8 - 13  Sub-total                         (1.70)      (2.50)     0.80        (3.7%)       (5.5%)      1.8%
15  5+6+14  Net Lease Rental                  38.90       42.90     (4.00)       85.7%        94.5%      (8.8%)
16          Interest Earned                    0.40        0.90     (0.50)        0.9%         2.0%      (1.1%)
17          Aircraft Sales                     0.00        0.00      0.00         0.0%         0.0%       0.0%
18          Net Maintenance                   (0.30)       0.00     (0.30)       (0.7%)        0.0%      (0.7%)
                                            ------------------------------    ---------------------------------
19  15 - 18 Total Cash Collections            39.00       43.80     (4.80)       85.9%        96.5%     (10.6%)
                                            ==============================    =================================

            CASH EXPENSES
            Aircraft Operating Expenses
20           - Insurance                       0.00        0.00      0.00         0.0%         0.0%       0.0%
21           - Re-leasing and other overheads (0.40)      (0.90)     0.50        (0.9%)       (2.0%)      1.1%
                                            ------------------------------    ---------------------------------
22  20+21   Sub-total                         (0.40)      (0.90)     0.50        (0.9%)       (2.0%)      1.1%
            SG&A Expenses
23          Aircraft Servicer Fees
             - Retainer Fee                   (0.30)      (0.40)     0.10        (0.7%)       (0.9%)      0.2%
             - Rent Collected Fee             (0.40)      (0.50)     0.10        (0.9%)       (1.1%)      0.2%
             - Previous Servicer               0.00        0.00      0.00         0.0%         0.0%       0.0%
             - Sales Fee                       0.00        0.00      0.00         0.0%         0.0%       0.0%
                                            ------------------------------    ---------------------------------
24       23 Sub-total                         (0.70)      (0.90)     0.20        (1.5%)       (2.0%)      0.4%
25          Other Servicer Fees               (1.20)      (1.30)     0.10        (2.6%)       (2.9%)      0.2%
                                            ------------------------------    ---------------------------------
26  24+25   Sub-total                         (1.90)      (2.20)     0.30        (4.2%)       (4.8%)      0.7%
                                            ==============================    =================================


                                            ------------------------------    ---------------------------------
27  26+22   Total Cash Expenses               (2.30)      (3.10)     0.80        (5.1%)       (6.8%)      1.8%
                                            ==============================    =================================

            NET CASH COLLECTIONS
28       19 Total Cash Collections            39.00       43.80     (4.80)       85.9%        96.5%     (10.6%)
29       26 Total Cash Expenses               (2.30)      (3.10)     0.80        (5.1%)       (6.8%)      1.8%
30          Movement on Expense Account        0.30        0.00      0.30         0.7%         0.0%       0.7%
31          Interest Payments                 (9.30)     (22.90)    13.60       (20.5%)      (50.4%)     30.0%
32          Swap Payments                    (10.70)       0.30    (11.00)      (23.6%)        0.7%     (24.2%)
                                            ------------------------------    ---------------------------------

33  28 - 32 TOTAL                             17.00       18.10     (1.10)       37.4%        39.9%      (2.4%)
                                            ==============================    =================================

33          PRINCIPAL PAYMENTS
            Subclass A                        14.40       15.40     (1.00)       31.7%        33.9%      (2.2%)
            Subclass B                         1.70        1.80     (0.10)        3.7%         4.0%      (0.2%)
            Subclass C                         0.90        0.90      0.00         2.0%         2.0%       0.0%
            Subclass D                         0.00        0.00      0.00         0.0%         0.0%       0.0%
                                            ------------------------------    ---------------------------------

            Total                             17.00       18.10     (1.10)       37.4%        39.9%      (2.4%)
                                            ==============================    =================================


*Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offerring Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

Coverage Ratios
                                                                           Adjusted
                                             Closing          Actual       Base Case
                                             -------          ------       ---------

      Net Cash Collections                                     17.0          18.1
      Add Back Interest and
      Swap Payments                                            20.0          22.6

      Add Back Permitted Accruals

a     Net Cash Collections                                     37.0          40.7
      (excl. interest and swap payments)
b     Swaps                                                    10.7          (0.3)
c     Class A Interest                                          4.9          15.0
d     Class A Minimum                                           0.0           0.0
e     Class B Interest                                          0.9           2.5
f     Class B Minimum                                           0.1           0.1
g     Class C Interest                                          1.4           3.3
h     Class C Minimum                                           0.0           0.0
I     Class D Interest                                          2.1           2.1
j     Class D Minimum
k     Class A Scheduled
l     Class B Scheduled                                         1.6           1.7
m     Class C Scheduled                                         1.0           1.0
n     Class D Scheduled
o     Permitted Aircraft Modificatons
p     Step-up Interest
r     Class A Supplemental                                     14.3          15.4
s     Class E Primary Interest                                  0.0           0.0
t     Class B Supplemental                                      0.0           0.0
u     Class A Outstanding                                       0.0           0.0
                                                        ------------  ------------

      Total                                                    37.0          40.8
                                                        ------------  ------------


 [1]  Interest Coverage Ratio
      Class A                                                  2.37          2.77  = a/(b+c)
      Class B                                                  2.24          2.37  = a/(b+c+d+e)
      Class C                                                  2.06          1.98  = a/(b+c+d+e+f+g)
      Class D                                                  1.84          1.79  = a/(b+c+d+e+f+g+h+i)

 [2]  Debt Coverage Ratio
      Class A                                                  1.84          1.79  = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                                  1.71          1.67  = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                                  1.63          1.60  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                                  1.63          1.60  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in 100,000 dollars)
 [3]  Assumed Portfolio Value                1,566.7        1,376.9       1,376.9
 [4]  Adjusted Portfolio Value                              1,298.2
      Liquidity Reserve Amount
      Of which - Cash                           65.0           65.0          65.0
                    - Accrued Expenses           5.0            6.7           5.0
                    - Security Deposit          22.4           20.2          22.4
                                         ------------   ------------  ------------
      Subtotal                                  92.4           91.9          92.4
      Letters of Credit                          0.0            0.0           0.0
      Subtotal                                  92.4           91.9          92.4

 [5]  Total Asset Value                      1,659.1        1,468.8       1,469.3

      Note Balances as at March 15, 2002
      Class A                                  998.4          854.0         856.3
      Class B                                  154.8          136.5         136.3
      Class C                                  164.1          160.2         160.2
      Class D                                  100.0          100.0         100.0
                                         ------------   ------------  ------------
                                             1,417.3        1,250.7       1,252.8
                                         ------------   ------------  ------------


[1] Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

     The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

AERCO Cashflow Performance for the Period from July 17, 2000 to March 15, 2002 Comparison of Actual Cash flows versus Base Case Cash Flows

                                                     Actual     Base Case  Variance        Actual   Base Case   Variance
                                                     ------     ---------  --------        ------   ---------   --------
             CASH COLLECTIONS

 1           Lease Rentals                           308.40      308.40      0.00          100.0%     100.0%      0.0%
 2            -  Renegotiated Leases                  (7.90)       0.00     (7.90)          (2.6%)      0.0%     (2.6%)
 3            -  Rental Resets                        (8.60)       0.00     (8.60)          (2.8%)      0.0%     (2.8%)
 4            -  Aircraft Sales                        0.00        0.00      0.00            0.0%       0.0%      0.0%
                                                ----------------------------------       ------------------------------

 5  1 - 5    Contracted Lease Rentals                291.90      308.40    (16.50)          94.6%     100.0%     (5.4%)
 6           Movement in Current Arrears              (1.80)       0.00     (1.80)          (0.6%)      0.0%     (0.6%)
             Balance
 7           less Net Stress Related Costs
 8            -  Bad Debts                             0.00       (3.20)     3.20            0.0%      (1.0%)     1.0%
 9            -  Security Deposits drawn down          0.50        0.00      0.50            0.2%       0.0%      0.2%
10            -  Capitalised Arrears                  (0.50)       2.60     (3.10)          (0.2%)      0.8%     (1.0%)
11            -  AOG                                  (6.20)     (13.00)     6.80           (2.0%)     (4.2%)     2.2%
12            -  Other Leasing Income                  0.00        0.00      0.00            0.0%       0.0%      0.0%
13            -  Repossession                         (0.30)      (2.50)     2.20           (0.1%)     (0.8%)     0.7%
                                                ----------------------------------       ------------------------------
14  8 - 13   Sub-total                                (6.50)     (16.10)     9.60           (2.1%)     (5.2%)     3.1%
15  5+6+14   Net Lease Rental                        283.60      292.30     (8.70)          92.0%      94.8%     (2.8%)
16           Interest Earned                           7.00        6.10      0.90            2.3%       2.0%      0.3%
17           Aircraft Sales                           50.50       51.00     (0.50)          16.4%      16.5%     (0.2%)
18           Net Maintenance                          13.20        0.00     13.20            4.3%       0.0%      4.3%
                                                ----------------------------------       ------------------------------

19  15 - 18  Total Cash Collections                  354.30      349.40      4.90          114.9%     113.3%      1.6%
                                                ==================================       ==============================

             CASH EXPENSES
             Aircraft Operating Expenses
20            -  Insurance                            (0.10)       0.00     (0.10)          (0.0%)      0.0%     (0.0%)
21            -  Re-leasing and other overheads       (8.60)      (8.80)     0.20           (2.8%)     (2.9%)     0.1%
                                                ----------------------------------       ------------------------------
22  20+21    Sub-total                                (8.70)      (8.80)     0.10           (2.8%)     (2.9%)     0.0%
             SG&A Expenses
23           Aircraft Servicer Fees
              -  Retainer Fee                         (2.30)      (2.60)     0.30           (0.7%)     (0.8%)     0.1%
              -  Rent Collected Fee                   (2.70)      (3.00)     0.30           (0.9%)     (1.0%)     0.1%
              -  Previous Servicer                    (1.80)       0.00     (1.80)          (0.6%)      0.0%     (0.6%)
              -  Sales Fee                            (0.50)       0.00     (0.50)          (0.2%)      0.0%     (0.2%)
                                                ----------------------------------       ------------------------------
24        23 Sub-total                                (7.30)      (5.60)    (1.70)          (2.4%)     (1.8%)    (0.6%)
25           Other Servicer Fees                     (14.20)      (7.70)    (6.50)          (4.6%)     (2.5%)    (2.1%)
                                                ----------------------------------       ------------------------------
26  24+25    Sub-total                               (21.50)     (13.30)    (8.20)          (7.0%)     (4.3%)    (2.7%)
                                                ==================================       ==============================


                                                ----------------------------------       ------------------------------
27  26+22    Total Cash Expenses                     (30.20)     (22.10)    (8.10)          (9.8%)     (7.2%)    (2.6%)
                                                ==================================       ==============================

             NET CASH COLLECTIONS
28        19 Total Cash Collections                  354.30      349.40      4.90          114.9%     113.3%      1.6%
29        26 Total Cash Expenses                     (30.20)     (22.10)    (8.10)          (9.8%)     (7.2%)    (2.6%)
30           Movement on Expense Account               7.50        0.00      7.50            2.4%       0.0%      2.4%
31           Interest Payments                      (132.90)    (166.20)    33.30          (43.1%)    (53.9%)    10.8%
32           Swap Payments                           (32.10)       3.40    (35.50)         (10.4%)      1.1%    (11.5%)
                                                ----------------------------------       ------------------------------

33  28 - 32  TOTAL                                   166.60      164.50      2.10           54.0%      53.3%      0.7%
                                                ==================================       ==============================

33           PRINCIPAL PAYMENTS
             Subclass A                              144.40      142.10      2.30           46.8%      46.1%      0.7%
             Subclass B                               18.30       18.50     (0.20)           5.9%       6.0%     (0.1%)
             Subclass C                                3.90        3.90      0.00            1.3%       1.3%      0.0%
             Subclass D                                0.00        0.00      0.00            0.0%       0.0%      0.0%
                                                ----------------------------------       ------------------------------

             Total                                   166.60      164.50      2.10           54.0%      53.3%      0.7%
                                                ==================================       ==============================


                                                                                                                    Appraised
                                                                                                       Date of       Value at
                                                                                 Engine      Serial  Manufacture   February 19,
No.         Region        Country      Lessee                 Aircraft Type   Configuration  Number  /Conversion   2002 (US$m)
-------------------------------------------------------------------------------------------------------------------------------
 1.   Asia (Emerging)     China        China Xinjiang         B757-200        RB211-535E4    26153      Aug-92        34,663
 2.                       China        China Southern         B737-300        CFM56-3C1      26068      Jun-92        20,977
 3.                       China        China Southern         B737-300        CFM56-3C1      25604      Jan-93        20,760
 4.                       China        Xiamen Airlines        B737-500        CFM56-3C1      27153      Aug-93        19,260
 5.                       China        Xiamen Airlines        B737-500        CFM56-3C1      27155      Mar-93        19,657
 6.                       India        Indian Airlines        A300B4-200      CF6-50C2         240      May-83         8,137
 7.                       Indonesia    Mandala Airlines       B737-400        CFM56-3C1      23868      Oct-88        20,047
 8.                       Philippines  PAL                    B737-300        CFM56-3B1      24465      Aug-89        18,130
 9.                       Philippines  PAL                    B737-300        CFM56-3B1      24677      Mar-90        18,733
 10.                      Philippines  PAL                    B737-400        CFM56-3C1      25594      May-92        23,340
 11.                      South Korea  Asiana                 B737-400        CFM56-3C1      25764      Jun-92        22,570
 12.                      South Korea  Asiana                 B737-400        CFM56-3C1      25765      Jul-92        22,830
 13.                      South Korea  Asiana                 B737-500        CFM56-3C1      25768      May-95        20,683
 14.                      Taiwan       FEAT                   MD83            JT8D-219       49952      Dec-91        17,760
Sub-total
 15.  Europe (Developed)  Italy        Volare Spa             A320-200        CFM5-5A1          85      Feb-90        23,280
 16.                      Italy        Blue Panorama          B737-400        CFM56-3C1      24901      May-90        22,220
 17.                      Italy        Blue Panorama          B737-400        CFM56-3C1      27074      Apr-92        23,480
 18.                      Spain        Spanair                B767-300ER      PW4060         24999      Feb-91        48,230
 19.                      Spain        Spanair                MD83            JT8D-219       49627      Apr-89        14,810
 20.                      Spain        Spanair                MD83            JT8D-219       49790      Oct-89        15,410
 21.                      Spain        Spanair                MD-82           JT8D-217C      49570      Feb-88        13,437
 22.                      UK           Air 2000               B757-200        RB211-535E4    26158      Feb-93        37,237
 23.                      UK           Airtours               A320-200        CFM56-5A3        299      Apr-92        25,387
 24.                      UK           Airtours               A320-200        V2500-A1         362      Nov-92        24,600
 25.                      UK           British Midland        A320-200        V2527-A5         934      Jan-99        37,273
 26.                      UK           British Midland        A321-200        V2533-A5        1207      Apr-00        48,767
 27.                      UK           Monarch                A320-200        CFM56-5A3        391      Feb-93        26,650
 28.                      UK           British Airways        B737-500        CFM56-3C1      25789      Feb-92        19,583
 29.                      UK           British Airways        B737-300        CFM56-3C1      24908      Mar-91        20,420
 30.                      UK           JMC Airlines           A320-200        V2500-A1         354      Oct-92        25,230
 31.                      UK           JMC Airlines           A320-200        V2500-A1         411      Mar-93        27,180
 32.                      Belgium      Virgin Express         B737-400        CFM56-3C1      24270      May-89        20,190
 33.                      Belgium      Virgin Express         B737-400        CFM56-3C1      24271      Jun-89        20,123
 34.                      Belgium      Virgin Express         B737-300        CFM56-3B2      25041      Mar-91        20,387
 35.                      Finland      Finnair                MD-82           JT8D-219       49905      Oct-90        15,680
 36.                      Finland      Finnair                MD-82           JT8D-219       53245      Apr-92        16,037
 37.                      France       Europe Airpost         B737-300QC      CFM56-3B2      24021      Nov-88        19,320
 38.                      Norway       Braathens SAFE         B737-500        CFM56-3C1      24651      Apr-90        17,790
Sub-total
 39.  Europe (Emerging)   Hungary      Malev                  B737-300        CFM56-3C1      24909      Apr-91        19,500
 42.                      Hungary      Malev                  B737-400        CFM56-3C1      24904      Feb-91        23,107
 40.                      Turkey       Pegasus                B737-400        CFM56-3C1      23979      Jan-89        19,913
 41.                      Turkey       Pegasus                B737-400        CFM56-3C1      24685      May-90        21,707
 43.                      Turkey       THY                    B737-400        CFM56-3C1      26066      Jun-92        23,077
Sub-total
 44.  Latin America       Brazil       TAM                    Fokker 100      TAY650-15      11341      Aug-91         9,963
 45.  (Emerging)          Brazil       TAM                    Fokker 100      TAY650-15      11350      Apr-92        10,337
 46.                      Brazil       TAM                    Fokker 100      TAY650-15      11351      Sep-91         9,650
 47.                      Brazil       TAM                    Fokker 100      TAY650-15      11320      Apr-91         9,237
 48.                      Brazil       TAM                    Fokker 100      TAY650-15      11322      Jun-91         8,723
 49.                      Brazil       Nordeste               B737-500        CFM56-3C1      26067      Jun-92        18,843
 50.                      Brazil       Varig                  B737-300        CFM56-3C1      24834      Jun-90        18,690
 51.                      Chile        AILL (1)               DC8-71F         CFM56-2C1      46040      Mar-91        11,543
 52.                      Columbia     Avianca                B757-200        RB211-535E4    26152      Aug-92        33,750
Sub-total
 53.  North America       Canada       Air Canada             A320-200        CFM56-5A1        403      Dec-93        28,333
 54.  (Devoloped)         Canada       Air Canada             B767-300ER      PW4060         24947      Mar-91        49,027
 55.                      USA          BAX Global             DC8-71F         CFM56-2C1      46064      Mar-92         9,413
 56.                      USA          Delta                  B737-300        CFM56-3B1      23345      Jul-85        13,110
 57.                      USA          Vanguard Airlines Inc. MD-82           JT8D-219       49931      Aug-90        16,177
 58.                      USA          Vanguard Airlines Inc. MD-82           JT8D-219       49932      Sep-90        16,240
 59.                      USA          Frontier               B737-300        CFM56-3C1      24856      Aug-90        19,407
 60.                      USA          Frontier               B737-300        CFM56-3B2      26440      Mar-92        20,847
 61.                      USA          Frontier               B737-300        CFM56-3B2      26442      May-92        21,003

Sub-total

                                                                                      -----------------------------------------
            Total                                                                                                  1,301,865
                                                                                      =========================================
[TABLE -- to be continued]

                                    Page 15


[TABLE -- continued]


                                                                               % of
                                                                  % of      Aircraft by
                                                               Aircraft by   Appraised
                                                                Appraised     Value in
No.         Region        Country      Lessee                     Value        Region
----------------------------------------------------------------------------------------
 1.   Asia (Emerging)     China        China Xinjiang              2.7%
 2.                       China        China Southern              1.6%
 3.                       China        China Southern              1.6%
 4.                       China        Xiamen Airlines             1.5%
 5.                       China        Xiamen Airlines             1.5%
 6.                       India        Indian Airlines             0.6%
 7.                       Indonesia    Mandala Airlines            1.5%
 8.                       Philippines  PAL                         1.4%
 9.                       Philippines  PAL                         1.4%
 10.                      Philippines  PAL                         1.8%
 11.                      South Korea  Asiana                      1.7%
 12.                      South Korea  Asiana                      1.8%
 13.                      South Korea  Asiana                      1.6%
 14.                      Taiwan       FEAT                        1.4%
Sub-total                                                                       22.1%
 15.  Europe (Developed)  Italy        Volare Spa                  1.8%
 16.                      Italy        Blue Panorama               1.7%
 17.                      Italy        Blue Panorama               1.8%
 18.                      Spain        Spanair                     3.7%
 19.                      Spain        Spanair                     1.1%
 20.                      Spain        Spanair                     1.2%
 21.                      Spain        Spanair                     1.0%
 22.                      UK           Air 2000                    2.9%
 23.                      UK           Airtours                    2.0%
 24.                      UK           Airtours                    1.9%
 25.                      UK           British Midland             2.9%
 26.                      UK           British Midland             3.7%
 27.                      UK           Monarch                     2.0%
 28.                      UK           British Airways             1.5%
 29.                      UK           British Airways             1.6%
 30.                      UK           JMC Airlines                1.9%
 31.                      UK           JMC Airlines                2.1%
 32.                      Belgium      Virgin Express              1.6%
 33.                      Belgium      Virgin Express              1.5%
 34.                      Belgium      Virgin Express              1.6%
 35.                      Finland      Finnair                     1.2%
 36.                      Finland      Finnair                     1.2%
 37.                      France       Europe Airpost              1.5%
 38.                      Norway       Braathens SAFE              1.4%
Sub-total                                                                       44.8%
 39.  Europe (Emerging)   Hungary      Malev                       1.5%
 42.                      Hungary      Malev                       1.8%
 40.                      Turkey       Pegasus                     1.5%
 41.                      Turkey       Pegasus                     1.7%
 43.                      Turkey       THY                         1.8%
Sub-total                                                                        8.2%
 44.  Latin America       Brazil       TAM                         0.8%
 45.  (Emerging)          Brazil       TAM                         0.8%
 46.                      Brazil       TAM                         0.7%
 47.                      Brazil       TAM                         0.7%
 48.                      Brazil       TAM                         0.7%
 49.                      Brazil       Nordeste                    1.4%
 50.                      Brazil       Varig                       1.4%
 51.                      Chile        AILL (1)                    0.9%
 52.                      Columbia     Avianca                     2.6%
Sub-total                                                                       10.0%
 53.  North America       Canada       Air Canada                  2.2%
 54.  (Devoloped)         Canada       Air Canada                  3.8%
 55.                      USA          BAX Global                  0.7%
 56.                      USA          Delta                       1.0%
 57.                      USA          Vanguard Airlines Inc.      1.2%
 58.                      USA          Vanguard Airlines Inc.      1.2%
 59.                      USA          Frontier                    1.5%
 60.                      USA          Frontier                    1.6%
 61.                      USA          Frontier                    1.6%
                                                                                14.9%
Sub-total

                                                              ------------------------
            Total                                                100.0%        100.0%
                                                              ========================

1. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.

                                    Page 16